TATA

06010731

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 0 6 2006 WASH, D.C. 185 SECTION

January 19, 2006
Sc- 15700

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

"Fiat cars to be available in India through Tata dealers from March 2006

Pursuant to Clause 36 of the Listing Agreement with the Bombay Stock Exchange, enclosed herewith is a Press Release issued by the Company dated January 13, 2006 on the above subject, which is self-explanatory."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the address mentioned below or on telephone no. (91-22) 56657209 or fax no. (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

PROCESSED
FEB 0 9 2006
THOMSON
FINANCIAL

Encl: a/a

\ida\idadata\Stock\Copy of BSE-NSE-others-Fiat-sep-05.doc

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com

FIAT GROUP

TATA

immediate use **PRESS RELEASE**

Fiat cars to be available in India through Tata dealers from March 2006

NEW DELHI, January 13, 2006: Fiat Group and Tata Motors announced today signing of an agreement to co-operate on dealer network sharing, which encompasses the sale of Fiat branded cars through selected Tata outlets throughout India. Tata Motors will manage the marketing and distribution of the Fiat branded cars in India.

Following this agreement, a targeted selection of Fiat cars and the Tata product range along with service and sale of spare parts will be available from March 2006 through the Tata dealership network. Dealers will display the new Fiat logo alongside the Tata logo at their outlets.

This deal is the first result of the joint activity started after the signature of the Memorandum of Understanding between Fiat and Tata Motors in September 2005. As the analysis of feasibility and specificity of the nature of the cooperation goes on, further specific agreements are expected.

Commenting on this deal, **Mr. Sergio Marchionne, CEO of Fiat S.p.A,** said: "This agreement is a milestone in our presence in India. It enables us to increase our customer base in the country and to provide superior quality service and facilities to our existing customers. The joint team is doing an excellent job and I am confident that our cooperation with Tata will further expand in the areas of product development, manufacturing and sourcing."

Commenting on the agreement, **Mr. Ratan Tata, Chairman of the Tata Group and Tata Motors,** said: "I am very pleased at this quick and definitive start of a potential long–term relationship. We believe this will soon result in more strategic alliances between the two organizations and across various markets."

About Fiat

One of the pioneer companies in the automobile industry, Fiat has produced more than 85 million passenger cars and light commercial vehicles, including no less than 400 models, since 1899, when the company was founded in Turin, Italy. Some of them have represented milestones in the automotive industry. The Fiat Group's Automobiles Sector operates world-wide with the following brands: Fiat, celebrated for value, economy, and innovation and whose mass produced cars are distributed over almost the entire price class spectrum; Lancia (acquired in 1969) means prestige cars noted for their elegant styling, and comfort; Alfa Romeo (acquired in 1986) is famous as a maker of sport and luxury vehicles of style and distinction; Maserati (acquired in 1992) represents a landmark in the history of the automobile; Ferrari (acquired in 1969), well renowned for unsurpassed design, performance, and luxury, is a legendary automobile that imparts special cachet to its owner.

www.fiatautopress.com; www.fiat.com; www.lancia.com; www.alfaromeo.com; www.maserati.com; www.ferrariworld.com

About Tata Motors

Tata Motors is India's largest automobile company, with revenues of US$ 4.7 billion. The company is a market leader in commercial vehicles in India and amongst the top three players in the passenger car industry. It is the world's fifth largest medium and heavy commercial vehicle manufacturer. Tata Motors vehicles are already being marketed in several countries in Europe, Africa, the Middle East, South East Asia, South Asia and Australia. The company acquired the Daewoo Commercial Vehicles Company, Korea's second largest truck maker, in 2004. In 2005, it acquired a 21% stake in Hispano Carrocera, the reputed Spanish bus and coach manufacturer.
www.tatamotors.com

For more information on please contact:

On Tata Motors

Debasis Ray
Head- Corporate Communications
Tata Motors
Tel: +91 92233 66824
Email: debasis.ray@tatamotors.com

Suresh Rangarajan
Vaishnavi Corporate Communications
Tel: +91 9821611560
Email: suresh@vccpla.com/rangs233@gmail.com

On Fiat

Marius D'lima
Head – Corporate Communications
Fiat India Pvt. Ltd.
Tel : +91 98201 29889
Email: marius.d'lima@fiat.com

Raffaello Porro
Head of Corporate Communications
Fiat Auto
Tel : +39 335 101 5456
Email: raffaello.porro@fiatgroup.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com